SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         Hanger Orthopedic Group, Inc.
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  41043F208
                                (CUSIP Number)

                              Larry N. Feinberg
                          C/O Oracle Partners, L.P.
                         712 Fifth Avenue, 45th Floor
                           New York, New York 10019
                                (212) 373-9200
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                April 4, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                           (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41043F208                 13D                    Page 2 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                782,800
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                782,800
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                782,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41043F208                 13D                    Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Oracle Institutional Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                196,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                196,300
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                196,300
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41043F208                 13D                    Page 4 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oracle Investment Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                310,900
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                310,900
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                310,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41043F208                 13D                    Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,290,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,290,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,290,000
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 41043F208                 13D                    Page 6 of 14 Pages

Item 1.     Security and Issuer.

     This statement on Schedule 13D amends, supplements and restates the statement on Schedule 13G which was filed on March 31, 2000 with respect to the common stock, $0.01 par value (the "Common Stock") of Hanger Orthopedic Group, Inc. (the "Company"). The Company's principal executive office is located at 2 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814.


Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation
                (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by Sam Oracle and Oracle Offshore
                Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), is the sole shareholder and president of the Investment Manager, with respect to shares of Common Stock directly owned by the Partnerships, SAM Oracle and Oracle Offshore.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of the Partnerships and the Investment Manager is 712 Fifth Avenue, New York, New York 10019. The business address of Mr. Feinberg is 712 Fifth Avenue, New York, New York 10019.

CUSIP No. 41043F208                 13D                    Page 7 of 14 Pages


     (c) The principal business of each of the Partnerships is to invest in securities. The principal business of the Investment Manager is to serve as an investment manager to and exercise investment discretion over securities held by SAM Oracle and Oracle Offshore. Mr. Feinberg is the general partner of the Partnerships and the sole shareholder and president of the Investment Manager.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate number of shares of Common Stock, to which this statement relates, purchased and held and the net investment cost of such shares is as follows:

                            Aggregate #              Net Investment
        Name                 of Shares                     Cost
--------------------        -----------              --------------

Oracle Partners               782,800                  $4,051,374
Oracle Institutional          196,300                  $1,018,037
SAM Oracle                    245,800                  $1,272,054
Oracle Offshore                65,100                  $  337,061
Investment Manager                  0                  $        0
Mr. Feinberg                        0                  $        0

     The Investment Manager and Mr. Feinberg do not directly own any shares of Common Stock. The shares of Common Stock are held directly by the Partnerships over which Mr. Feinberg exercises investment discretion, and by SAM Oracle and Oracle Offshore over each of which the Investment Manager, and ultimately Mr. Feinberg, exercises investment discretion. The 1,290,000 shares of Common Stock held in the aggregate by the Partnerships, SAM Oracle and Oracle Offshore were purchased in open market transactions at an aggregate cost of $6,678,526. The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general partner and limited partners. The funds for the purchase of the shares of Common Stock held by each of SAM Oracle and Oracle Offshore came from

CUSIP No. 41043F208                 13D                    Page 8 of 14 Pages

capital contributions by their respective shareholders. The Common Stock beneficially owned by the Reporting Persons are held in margin accounts at Morgan Stanley & Co., Inc. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin used, if any, with respect to the Common Stock purchased and reported herein.

Item 4.     Purpose of the Transaction.

     The shares of Common Stock deemed to be beneficially owned by Mr. Feinberg and the Investment Manager were acquired by the Partnerships, SAM Oracle and Oracle Offshore for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Investment Manager or Mr. Feinberg may in the future directly acquire shares of Common Stock in open market transactions, block purchases or otherwise. The Partnerships, SAM Oracle and Oracle Offshore may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market transactions, block sales or purchases or otherwise. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is enumerated below.

                               Number of Shares             Percentage of
        Name                   of Common Stock              Common Stock
--------------------           ----------------             -------------

Oracle Partners                    782,800                       4.1%
Oracle Institutional               196,300                       1.0%
Investment Manager                 310,900                       1.7%
Mr. Feinberg                     1,290,000                       6.8%

          The approximate percentage of shares of Common Stock beneficially owned by each Reporting Person is based on the Company's Form 10-K filed with the Securities and Exchange Commission for the period ending December 31, 1999, which indicates that as of March 27, 2000 there were 18,910,002 shares of the Company's Common Stock outstanding.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this statement.

CUSIP No. 41043F208                 13D                    Page 9 of 14 Pages

          The Investment Manager does not directly own any of the Common Stock. The Investment Manager, however, may be deemed to beneficially own 310,900 shares of Common Stock by virtue of its investment advisory relationship with SAM Oracle and Oracle Offshore, pursuant to which the Investment Manager provides discretionary investment advisory services to these entities.

          Mr. Feinberg does not directly own any of the Common Stock. Mr. Feinberg, however, may be deemed to beneficially own 1,290,000 shares of Common Stock by virtue of serving as the general partner of the Partnerships, and being the president and sole shareholder of the Investment Manager.

     (c) The following is a list of transactions involving the shares of Common Stock of the Company, engaged in during the 60 day period prior to and including April 4, 2000 by the Reporting Persons named herein, Sam Oracle and Oracle Offshore.


                                           No. of Shares
          Name                 Date       Purchased/(Sold)         Price/Share
-------------------------    --------     ----------------         -----------

Oracle Partners              02/09/00          14,900                4.9000
                             02/09/00          44,700                5,0500
                             02/10/00          35,800                4.9800
                             02/10/00          71,600                5.0300
                             02/14/00          29,900                5.0600
                             02/14/00          59,700                4.9900
                             02/15/00          30,000                5.1800
                             02/16/00          35,900                5.4400
                             03/08/00          60,700                5.0000
                             03/08/00          15,200                5.0303
                             03/08/00          45,600                4.9867
                             03/10/00          60,600                5.0000
                             03/13/00          60,600                5.0000
                             03/23/00          59,900                5.0447
                             03/23/00          45,700                5.4375
                             03/23/00           6,700                5.3125
                             03/24/00           9,300                5.8145
                             03/29/00          30,000                5.8750
                             03/29/00          15,000                5.8550
                             03/29/00          15,000                5.8505
                             03/30/00           5,000                5.1232
                             03/31/00          13,800                5.0844
                             03/31/00           6,000                5.0625
                             04/03/00           8,100                5.0912
                             04/04/00           3,800                5.0000

CUSIP No. 41043F208                 13D                    Page 10 of 14 Pages

Oracle Institutional         02/09/00           4,200                4.9000
                             02/09/00          12,600                5,0500
                             02/14/00           8,300                5.0600
                             02/14/00          16,700                4.9900
                             02/15/00           8,300                5.1800
                             03/08/00          15,700                5.0000
                             03/08/00           3,900                5.0300
                             03/08/00          11,800                4.9870
                             03/10/00          15,800                5.0000
                             03/13/00          15,900                5.0000
                             03/23/00          16,440                5.0450
                             03/23/00          12,300                5.4380
                             03/23/00           1,800                5.3130
                             03/24/00           2,500                5.8150
                             03/29/00           8,200                5.8750
                             03/29/00           4,100                5.8550
                             03/29/00           4,100                5.8505
                             03/30/00          25,000                5.1232
                             03/31/00           3,800                5.0844
                             03/31/00           1,600                5.0625
                             04/03/00           2,300                5.0912
                             04/04/00           1,000                5.0000


SAM Oracle                   02/09/00           4,700                4.9000
                             02/09/00          14,100                5.0500
                             02/10/00          11,300                4.9800
                             02/10/00          22,600                5.0300
                             02/14/00           9,400                5.0600
                             02/14/00          18,800                4.9900
                             02/15/00           9,300                5.1800
                             02/16/00          11,200                5.4400
                             03/08/00          18,800                5.0000
                             03/08/00           4,700                5.0300
                             03/08/00          14,000                4.9870
                             03/10/00          18,800                5.0000
                             03/13/00          18,700                5.0000
                             03/23/00          18,700                5.0450
                             03/23/00          14,000                5.4380
                             03/23/00           2,100                5.3130
                             03/24/00           2,900                5.8150
                             03/29/00           9,300                5.8750
                             03/29/00           4,700                5.8550
                             03/29/00           4,700                5.8505
                             03/30/00           3,000                5.1232
                             03/31/00           4,300                5.0844
                             03/31/00           1,900                5.0625
                             04/03/00           2,600                5.0912
                             04/04/00           1,200                5.0000

CUSIP No. 41043F208                 13D                    Page 11 of 14 Pages


Oracle Offshore              02/09/00           1,200                4.9000
                             02/09/00           3,600                5,0500
                             02/10/00           2,900                4.9800
                             02/10/00           5,800                5.0300
                             02/14/00           2,400                5.0600
                             02/14/00           4,800                4.9900
                             02/15/00           2,400                5.1800
                             02/16/00           2,900                5.4400
                             03/08/00           4,800                5.0000
                             03/08/00           1,200                5.0300
                             03/08/00           3,600                4.9870
                             03/10/00           4,800                5.0000
                             03/13/00           4,800                5.0000
                             03/23/00           5,000                5.0450
                             03/23/00           3,700                5.4380
                             03/23/00             600                5.3130
                             03/24/00             800                5.8150
                             03/29/00           2,500                5.8750
                             03/29/00           1,200                5.8550
                             03/29/00           1,200                5.8505
                             03/30/00           2,200                5.1232
                             03/31/00           1,200                5.0844
                             03/31/00             500                5.0625
                             04/03/00             700                5.0912
                             04/04/00             300                5.0000


Investment Manager            none             none                  none

Mr. Feinberg                  none             none                  none


          The Common Stock purchases listed above were made through brokerage transactions in the open market in the ordinary course of business.

     (d) Sam Oracle and Oracle Offshore, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this statement.

     (e)  Not applicable.

CUSIP No. 41043F208                 13D                    Page 12 of 14 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 41043F208                 13D                    Page 13 of 14 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 13, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.

CUSIP No. 41043F208                 13D                    Page 14 of 14 Pages


                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  April 13 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     and president of
                                     Oracle Investment Management, Inc.